                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

              -----------------------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 56

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                October 21, 2004

                              --------------------
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
               statement on Schedule 13G to report the acquisition
                that is the subject of this Schedule 13D, and is
 filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                   13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)            (a)     [x]
    As to a group consisting of persons other than Covered Persons   (b)     [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
              7. SOLE VOTING POWER: 0
              ------------------------------------------------------------------
              8.  SHARED VOTING POWER (See Item 6) (Applies to each
                  person listed on Appendix A.)
  NUMBER OF       44,969,419 Voting Shares(2) held by Covered Persons
   SHARES         3,470 Shared Ownership Shares held by Covered Persons(3)
BENEFICIALLY      12,897,971 Sixty Day Shares held by Covered Persons(4)
  OWNED BY        2,890,132 Other Shares held by Covered Persons(5)
  REPORTING   ------------------------------------------------------------------
   PERSON     9.  SOLE DISPOSITIVE POWER (See Item 6)
    WITH          As to Voting Shares, less than 1%
                  As to Shared Ownership Shares, Sixty Day Shares and
                  Other Shares, 0
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER (See Item 6):
                  As to Voting Shares, 0
                  As to Shared Ownership Shares, less than 0.01%
                  As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     60,760,992
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
    SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.23%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

------------------------
(1)   For a definition of this term, please see Item 2.

(2)   For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 603,886 shares of Common Stock held by 32 private charitable foundations established by 32 Covered Persons; and
      (ii) 2,286,246 shares of Common Stock held by certain estate planning entities established by Covered Persons. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation.

                                          ITEM 6
                                       CITIZENSHIP
                                      (UNITED STATES
              ITEM 1                 UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS           INDICATED)
--------------------------------     ----------------
Bradley I. Abelow
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                            Pakistan
Philippe J. Altuzarra                     France
Akio Asuke                                Japan
Armen A. Avanessians
Dean C. Backer
Milton R. Berlinski                  The Netherlands
Frances R. Bermanzohn
Stuart N. Bernstein
Jean-Luc Biamonti                         Monaco
Lloyd C. Blankfein
Charles W.A. Bott                           UK
Craig W. Broderick
Richard J. Bronks                           UK
John J. Bu
Timothy B. Bunting                          UK
Lawrence V. Calcano
John D. Campbell
Richard M. Campbell-Breeden                 UK
Michael J. Carr
Chris Casciato
Andrew A. Chisholm                        Canada
Robert J. Christie
Abby Joseph Cohen
Alan M. Cohen
Lawrence A. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Frank T. Connor
Karen R. Cook                               UK
Edith W. Cooper
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                        Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                           Canada
Neil D. Crowder
Michael D. Daffey                       Australia
John S. Daly                             Ireland
Philip M. Darivoff
Michael G. De Lathauwer                  Belgium
Mark Dehnert
Paul C. Deighton                            UK
Juan A. Del Rivero                        Spain
Martin R. Devenish                          UK
Armando A. Diaz
Alexander C. Dibelius                    Germany
Simon P. Dingemans                          UK
Suzanne O. Donohoe
Mario Draghi                              Italy
Michael B. Dubno
William C. Dudley
Jay S. Dweck
Gordon E. Dyal
Isabelle Ealet                            France
Glenn P. Earle                              UK
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                         Austria
Michael P. Esposito
J. Michael Evans                          Canada
Stephen C. Fitzgerald                   Australia
Edward C. Forst
Christopher G. French                       UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
Peter C. Gerhard
Rajiv A. Ghatalia                         India
Robert R. Gheewalla
Scott A. Gieselman
H. John Gilbertson, Jr.
Richard J. Gnodde                        Ireland/
                                       South Africa
Jeffrey B. Goldenberg
James S. Golob
Andrew M. Gordon
Frank J. Governali
Geoffrey T. Grant
William M. Grathwohl
Stefan Green                            Australia
David J. Greenwald
Christopher M. Grigg                        UK
Douglas C. Grip
Celeste A. Guth
David B. Heller
David L. Henle
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Peter Hollmann                           Germany
Terry P. Hughes                          Ireland

                                          ITEM 6
                                       CITIZENSHIP
                                      (UNITED STATES
              ITEM 1                 UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS           INDICATED)
--------------------------------     ----------------
Phillip S. Hylander                         UK
Timothy J. Ingrassia
William L. Jacob III
Dan H. Jester
Robert C. Jones
Ravindra J. Joseph                        UK/USA
Chansoo Joung
David A. Kaplan
Robert S. Kaplan
Scott B. Kapnick
Carsten Kengeter                         Germany
Kevin W. Kennedy
Philippe Khuong-Huu                       France
Douglas W. Kimmelman
Robert C. King, Jr.
Shigeki Kiritani                          Japan
Ewan M. Kirk                                UK
Bradford C. Koenig
Mark J. Kogan
Peter S. Kraus
Eric S. Lane
Anthony D. Lauto
Gregg R. Lemkau
Hughes B. Lepic                           France
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                            UK
Anthony W. Ling                             UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                          UK
Mark G. Machin                              UK
John A. Mahoney
Charles G. R. Manby                         UK
Barry A. Mannis
Robert J. Markwick                          UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                          India
Andrew L. Metcalfe                          UK
Therese L. Miller
Masanori Mochida                          Japan
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                    UK
Gregory T. Mount
Donald R. Mullen
Duncan L. Niederauer
Suzanne M. Nora Johnson
L. Peter O'Hagan                          Canada
Terence J. O'Neill                          UK
Timothy J. O'Neill
Richard T. Ong                           Malaysia
Terence M. O'Toole
Robert J. Pace
Gregory K. Palm
Henry M. Paulson, Jr.
David B. Philip
Stephen R. Pierce
Andrea Ponti                            Italy/USA
Richard H. Powers
John J. Rafter                           Ireland
Charlotte P. Ransom                         UK
Joseph Ravitch
John F. W. Rogers
Emmanuel Roman                            France
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
Michael D. Ryan
Katsunori Sago                            Japan
Pablo J. Salame                          Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                           Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz

                                          ITEM 6
                                       CITIZENSHIP
                                      (UNITED STATES
              ITEM 1                 UNLESS OTHERWISE
   NAMES OF REPORTING PERSONS           INDICATED)
--------------------------------    ------------------
Harvey M. Schwartz
Steven M. Scopellite
Lisa M. Shalett
Richard S. Sharp                            UK
Richard G. Sherlund
Michael S. Sherwood                         UK
Ravi M. Singh
Ravi Sinha                              India/USA
Edward M. Siskind
Christian J. Siva-Jothy                     UK
Michael M. Smith
Sarah E. Smith                              UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                             Taiwan
Gene T. Sykes
Greg W. Tebbe
Mark R. Tercek
Mark J. Tracey                              UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Robert B. Tudor III
Eiji Ueda                                 Japan
Kaysie P. Uniacke
Hugo H. Van Vredenburch              The Netherlands
Ashok Varadhan
Corrado P. Varoli                         Canada
John J. Vaske
David A. Viniar
John E. Waldron
George H. Walker IV
Patrick J. Ward
David M. Weil
John S. Weinberg
Peter A. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Matthew Westerman                           UK
William Wicker
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
W. Thomas York, Jr.
Paul M. Young
William J. Young
Paolo Zannoni                             Italy
Yoel Zaoui                                France
Jide J. Zeitlin

REPORTING ENTITIES

                ITEM 1                                         ITEM 6                NAME OF ESTABLISHING
            NAME OF ENTITY           TYPE OF ENTITY     PLACE OF ORGANIZATION           COVERED PERSON
--------------------------------     --------------     ---------------------     ---------------------------
Anahue Limited                        Corporation              Jersey                 Andrew A. Chisholm
Bott 2004 Settlement                     Trust                   UK                    Charles W.A. Bott
Campbell-Breeden 2004 Settlement         Trust                   UK               Richard M. Campbell-Breeden
Chambolle Limited                     Corporation              Jersey                   Emmanuel Roman
Deighton 2004 Settlement                 Trust                   UK                    Paul C. Deighton
Devenish 2004 Settlement                 Trust                   UK                   Martin R. Devenish
Dingemans 2004 Settlement                Trust                   UK                   Simon P. Dingemans
Drayton 2004 Settlement                  Trust                   UK                      Karen R. Cook
French 2004 Settlement                   Trust                   UK                  Christopher G. French
Grigg 2004 Settlement                    Trust                   UK                    Christopher M. Grigg
HJS2 Limited                          Corporation          Cayman Islands                Hsueh J. Sung
Kirk 2004 Settlement                     Trust                   UK                      Ewan M. Kirk

                ITEM 1                                         ITEM 6                NAME OF ESTABLISHING
            NAME OF ENTITY           TYPE OF ENTITY     PLACE OF ORGANIZATION           COVERED PERSON
--------------------------------     --------------     ---------------------     ---------------------------
Ling 2004 Settlement                     Trust                   UK                     Anthony W. Ling
Manby 2004 Settlement                    Trust                   UK                   Charles G.R. Manby
Markwick 2004 Settlement                 Trust                   UK                   Robert J. Markwick
O'Neill 2004 Trust                       Trust                   UK                   Terence J. O'Neill
The Patrick J. Ward 2001 Trust           Trust                New York                  Patrick J. Ward
Ransom 2004 Settlement                   Trust                   UK                   Charlotte P. Ransom
RJG Holding Company                   Corporation          Cayman Islands              Richard J. Gnodde
Robinelli Limited                     Corporation              Jersey                 Claudio Costamagna
Sharp 2004 Settlement                    Trust                   UK                    Richard S. Sharp
Sherwood 2004 Settlement                 Trust                   UK                   Michael S. Sherwood
Tracey 2004 Settlement                   Trust                   UK                     Mark J. Tracey
Westerman 2004 Settlement                Trust                   UK                    Matthew Westerman
Zurrah Limited                        Corporation              Jersey                     Yoel Zaoui

      This Amendment No. 56 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 56 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  SECURITY AND ISSUER

      This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

      (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

      Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

      Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; and (iii) in the case of entities organized in the United States, 85 Broad Street, New York, New York 10004.

      (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

      The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

      The board of directors of GS Inc. and, in the case of the IPO PMDs, the Shareholders' Committee had approved sales by the IPO PMDs, Acquisition Covered Persons and certain of their Reporting Entities of a portion of their shares of Common Stock through two programs (the "Channel A Sales Program" and the "Channel B Sales Program"). Sales under the Channel A and Channel B Sales Programs commenced on June 23, 2004 and terminated on or about July 23, 2004. See Annex E for sales since the last amendment to this Schedule 13D. It is not anticipated that the Channel A and Channel B Sales Programs will continue in subsequent fiscal quarters.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

      Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

      (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

      (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

      (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

      The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

      The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

      Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

      For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

      The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

      In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

      In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

      Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

      The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

      The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

      Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

      The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Robert S. Kaplan and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

      On July 31, 2000, certain Covered Persons pledged some of their shares of Common Stock to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain merchant banking funds sponsored by GS Inc. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of Common Stock with a market value four times that of the amount borrowed. Pursuant to Rule 13d-3(d)(3) under the Securities Exchange Act of 1934, as amended, the pledgees did not acquire beneficial ownership of the pledged shares by virtue of the pledge.

      In addition, one or more Covered Persons have pledged in the aggregate 219,000 shares of Common Stock to a bank as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

      In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

      GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

      In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Covered Persons, Reporting Entities and estate planning entities established by Covered Persons (which are not Reporting Entities) have entered into derivative transactions with regard to shares of Common Stock as described in Annex E.

      Material to be Filed as Exhibits

Exhibit                                        Description
-------          ---------------------------------------------------------------
   A.            Registration Rights Instrument, dated as of December 10, 1999
                 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
                 005-56295)).

   B.            Supplemental Registration Rights Instrument, dated as of
                 December 10, 1999 (incorporated by reference to Exhibit H to
                 Amendment No. 1 to the Initial Schedule 13D, filed December 17,
                 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
                 Group, L.P. (incorporated by reference to Exhibit I to
                 Amendment No. 2 to the Initial Schedule 13D, filed June 21,
                 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
                 (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
                 005-56295)).

   E.            Supplemental Registration Rights Instrument, dated as of June
                 19, 2000 (incorporated by reference to Exhibit R to Amendment
                 No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File
                 No. 005-56295)).

   F.            Power of Attorney (incorporated by reference to Exhibit X to
                 Amendment No. 14 to the Initial Schedule 13D, filed March 29,
                 2001 (File No. 005-56295)).

   G.            Supplemental Registration Rights Instrument, dated as of
                 December 21, 2000 (incorporated by reference to Exhibit
                 AA to Amendment No. 12 to the Initial Schedule 13D, filed
                 January 23, 2001 (File No. 005-56295)).

   H.            Supplemental Registration Rights Instrument, dated as of
                 December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

   I. Form of Power of Attorney executed by Covered Persons participating in the Channel A Sales Program (incorporated by reference to Exhibit BB to Amendment No. 27 to the Initial
                 Schedule 13D, filed June 20, 2002 (File No. 005-56295)).

   J.            Supplemental Registration Rights Instrument, dated as of
                 December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

   K.            Form of Written Consent Relating to Sale and Purchase of Common
                 Stock (incorporated by reference to Exhibit FF to Amendment No.
                 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
                 005-56295)).

   L.            Supplemental Registration Rights Instrument, dated as of
                 December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

   M. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                 Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES

                                                               CONVICTIONS
                                                              OR VIOLATIONS      BENEFICIAL
                                                              OF FEDERAL OR     OWNERSHIP OF
                                                                STATE LAWS       THE COMMON
                                                                WITHIN THE      STOCK OF THE
                              BUSINESS          PRESENT         LAST FIVE      GOLDMAN SACHS
    NAME      CITIZENSHIP      ADDRESS         EMPLOYMENT         YEARS         GROUP, INC.
----------    -----------  ---------------  --------------   --------------   ----------------
Steven M.         USA      85 Broad Street  Managing                          Less than 1% of
Bunson                     New York, NY     Director, The          None       the outstanding
                           10004            Goldman Sachs                     shares of Common
                                            Group, Inc.                       Stock.

Russell E.        USA      85 Broad Street  Managing               None       Less than 1% of
Makowsky                   New York, NY     Director, The                     the outstanding
                           10004            Goldman Sachs                     shares of Common
                                            Group, Inc.                       Stock.

Michael H.        UK       26 New Street,   Partner,               None       None
Richardson                 St. Helier,      Bedell Cristin
                           Jersey,
                           JE4 3RA

Anthony J.        UK       26 New Street,
Dessain                    St. Helier,
                           Jersey,          Partner,
                           JE4 3RA          Bedell Cristin         None       None

                                                                         ANNEX B

ITEMS 2(D)
   AND 2(E).    INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES

      None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 12,897,971 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amounts given above include the gross number of shares of Common Stock underlying these options, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D

On September 24, 2004, an aggregate of 6,540 shares of Common Stock were delivered pursuant to the terms of an equal number of restricted stock units. Upon delivery, these shares became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

 COVERED PERSON                                 TRADE DATE              NUMBER OF SHARES           PRICE PER SHARE
 --------------                                 ----------              ----------------           ---------------
John J. Bu                                     July 15, 2004                   1,868                   $  89.09
John D. Campbell                               July 15, 2004                   1,000                   $  89.09
Peter C. Gerhard                               July 15, 2004                  10,000                   $  89.09
Christopher M. Grigg                           July 15, 2004                   5,000                   $  89.09
David B. Heller                                July 15, 2004                  20,000                   $  89.09
Shigeki Kiritani                               July 15, 2004                     326                   $  89.09
Shigeki Kiritani                               July 15, 2004                   2,091                   $  89.09
Shigeki Kiritani                               July 15, 2004                     509                   $  89.09
Shigeki Kiritani                               July 15, 2004                   4,004                   $  89.09
Shigeki Kiritani                               July 15, 2004                     675                   $  89.09
Shigeki Kiritani                               July 15, 2004                   6,791                   $  89.09
Robert A. McTamaney                            July 15, 2004                   3,732                   $  89.09
Robert A. McTamaney                            July 15, 2004                   3,351                   $  89.09
Robert A. McTamaney                            July 15, 2004                   4,290                   $  89.09
Robert A. McTamaney                            July 15, 2004                   3,344                   $  89.09
Robert A. McTamaney                            July 15, 2004                   1,887                   $  89.09
Robert A. McTamaney                            July 15, 2004                   8,829                   $  89.09
The Patrick J. Ward 2001 Trust                 July 15, 2004                  10,000                   $  89.09
John J. Bu                                     July 16, 2004                   2,000                   $  88.40
John D. Campbell                               July 16, 2004                   1,000                   $  88.40
David B. Heller                                July 16, 2004                  15,000                   $  88.40
Duncan L. Niederauer                           July 16, 2004                   6,000                   $  88.40
John D. Campbell                               July 19, 2004                     229                   $  87.37
John D. Campbell                               July 19, 2004                   1,000                   $  87.37
Philip M. Darivoff                             July 19, 2004                  12,000                   $  87.37
Geoffrey T. Grant                              July 19, 2004                  20,000                   $  87.37
Terry P. Hughes                                July 19, 2004                     750                   $  87.37
Terry P. Hughes                                July 19, 2004                     800                   $  87.37
David A. Kaplan                                July 19, 2004                   4,461                   $  87.37
David A. Kaplan                                July 19, 2004                   1,208                   $  87.37
David A. Kaplan                                July 19, 2004                   1,055                   $  87.37
David A. Kaplan                                July 19, 2004                   4,334                   $  87.37
David A. Kaplan                                July 19, 2004                     127                   $  87.37
David A. Kaplan                                July 19, 2004                      10                   $  87.37
David A. Kaplan                                July 19, 2004                     100                   $  87.37
David A. Kaplan                                July 19, 2004                      50                   $  87.37
C. Howard Wietschner                           July 19, 2004                     204                   $  87.37
C. Howard Wietschner                           July 19, 2004                     207                   $  87.37
C. Howard Wietschner                           July 19, 2004                     162                   $  87.37

 COVERED PERSON                                 TRADE DATE              NUMBER OF SHARES           PRICE PER SHARE
 --------------                                 ----------              ----------------           ---------------
Geoffrey T. Grant                              July 20, 2004                  10,000                   $ 88.61
David J. Greenwald                             July 20, 2004                   1,000                   $ 88.61
Kevin W. Kennedy                               July 20, 2004                  25,000                   $ 88.72
The Patrick J. Ward 2001 Trust                 July 20, 2004                  20,000                   $ 88.61
Gregg S. Weinstein                             July 20, 2004                   1,796                   $ 88.61
Gregg S. Weinstein                             July 20, 2004                     504                   $ 88.61
Bradley I. Abelow                              July 21, 2004                   5,000                   $ 89.25
John J. Bu                                     July 21, 2004                   1,556                   $ 89.25
Philip M. Darivoff                             July 21, 2004                  10,000                   $ 89.25
Edward K. Eisler                               July 21, 2004                   1,863                   $ 89.25
Edward K. Eisler                               July 21, 2004                   1,863                   $ 89.25
Edward K. Eisler                               July 21, 2004                     544                   $ 89.25
Edward K. Eisler                               July 21, 2004                   5,606                   $ 89.25
Edward K. Eisler                               July 21, 2004                   7,151                   $ 89.25
Edward K. Eisler                               July 21, 2004                     983                   $ 89.25
Edward K. Eisler                               July 21, 2004                   4,471                   $ 89.25
Edward K. Eisler                               July 21, 2004                     876                   $ 89.25
Robert K. Frumkes                              July 21, 2004                   5,000                   $ 89.25
Jeffrey B. Goldenberg                          July 21, 2004                   5,000                   $ 89.25
Geoffrey T. Grant                              July 21, 2004                  15,000                   $ 89.25
Douglas C. Grip                                July 21, 2004                  20,314                   $ 89.25
Celeste A. Guth                                July 21, 2004                   1,000                   $ 89.25
David B. Heller                                July 21, 2004                  13,387                   $ 89.25
Kevin W. Kennedy                               July 21, 2004                  50,000                   $ 89.14
Richard G. Sherlund                            July 21, 2004                  50,000                   $ 89.25
Richard G. Sherlund                            July 21, 2004                  27,224                   $ 89.25
Ravi M. Singh                                  July 21, 2004                   5,000                   $ 89.25
Greg W. Tebbe                                  July 21, 2004                   5,000                   $ 89.25
The Patrick J. Ward 2001 Trust                 July 21, 2004                  25,000                   $ 89.25
Gregg S. Weinstein                             July 21, 2004                     719                   $ 89.25
Gregg S. Weinstein                             July 21, 2004                   1,626                   $ 89.25
Gregg S. Weinstein                             July 21, 2004                     963                   $ 89.25
C. Howard Wietschner                           July 21, 2004                     462                   $ 89.25
John S. Willian                                July 21, 2004                   1,525                   $ 89.25
John S. Willian                                July 21, 2004                   1,171                   $ 89.25
John J. Bu                                     July 22, 2004                   2,000                   $ 87.19
Peter C. Gerhard                               July 22, 2004                  20,000                   $ 87.19
Geoffrey T. Grant                              July 22, 2004                  15,000                   $ 87.19
Christopher M. Grigg                           July 22, 2004                   5,066                   $ 87.19
Celeste A. Guth                                July 22, 2004                   1,000                   $ 87.19
Sanjeev K. Mehra                               July 22, 2004                  11,000                   $ 87.19
Wayne L. Moore                                 July 22, 2004                   8,536                   $ 87.19
Wayne L. Moore                                 July 22, 2004                   6,464                   $ 87.19
W. Thomas York, Jr.                            July 22, 2004                   1,000                   $ 87.19
Bradley I. Abelow                              July 23, 2004                   5,000                   $ 87.48
Bradley I. Abelow                              July 23, 2004                   7,500                   $ 87.48
John J. Bu                                     July 23, 2004                   6,968                   $ 87.48
Michael J. Carr                                July 23, 2004                  17,100                   $ 87.48
John S. Daly                                   July 23, 2004                     500                   $ 87.48

   COVERED PERSON                               TRADE DATE               NUMBER OF SHARES           PRICE PER SHARE
   --------------                               ----------               ----------------           ---------------
Robert R. Gheewalla                            July 23, 2004                   1,000                   $ 87.48
Geoffrey T. Grant                              July 23, 2004                  15,000                   $ 87.48
Douglas C. Grip                                July 23, 2004                   6,257                   $ 87.48
Douglas C. Grip                                July 23, 2004                  21,220                   $ 87.48
Celeste A. Guth                                July 23, 2004                     500                   $ 87.48
Ivan Ross                                      July 23, 2004                   1,172                   $ 87.48
Ivan Ross                                      July 23, 2004                     214                   $ 87.48
C. Howard Wietschner                           July 23, 2004                   1,000                   $ 87.48
C. Howard Wietschner                           July 23, 2004                   1,000                   $ 87.48
C. Howard Wietschner                           July 23, 2004                   1,500                   $ 87.48
C. Howard Wietschner                           July 23, 2004                     500                   $ 87.48
Tracy R. Wolstencroft                          July 23, 2004                  50,000                   $ 87.48
Bradley I. Abelow                            September 22, 2004               50,000                   $ 93.00
Richard J. Bronks                            September 22, 2004               26,650                   $ 92.55
Timothy B. Bunting                           September 22, 2004               30,000                   $ 93.20
E. Gerald Corrigan                           September 22, 2004                7,500                   $ 93.56
Randolph L. Cowen                            September 22, 2004               20,000                   $ 94.00
Glenn P. Earle                               September 22, 2004               25,000                   $ 92.55
Paul S. Efron                                September 22, 2004               15,000                   $ 93.80
Michael P. Esposito                          September 22, 2004               32,800                   $ 93.35
Edward C. Forst                              September 22, 2004               10,000                   $ 93.58
Peter C. Gerhard                             September 22, 2004               19,779                   $ 92.94
Robert R. Gheewalla                          September 22, 2004                5,000                   $ 93.75
James S. Golob                               September 22, 2004                2,500                   $ 92.55
Geoffrey T. Grant                            September 22, 2004               50,000                   $ 92.55
David J. Greenwald                           September 22, 2004                1,000                   $ 93.70
David B. Heller                              September 22, 2004                5,000                   $ 94.00
Terry P. Hughes                              September 22, 2004                6,000                   $ 92.55
Robert C. Jones                              September 22, 2004               10,507                   $ 93.51
Barry A. Mannis                              September 22, 2004                5,000                   $ 93.45
Mark E. McGoldrick                           September 22, 2004               67,000                   $ 92.55
Stephen J. McGuinness                        September 22, 2004               33,707                   $ 92.77
Sharmin Mossavar-Rahmani                     September 22, 2004               10,000                   $ 93.31
David B. Philip                              September 22, 2004                3,000                   $ 93.57
Richard H. Powers                            September 22, 2004                7,000                   $ 93.25
Paul M. Russo                                September 22, 2004                5,399                   $ 93.37
Richard G. Sherlund                          September 22, 2004               75,000                   $ 93.32
Michael M. Smith                             September 22, 2004                2,500                   $ 93.35
Sarah E. Smith                               September 22, 2004               15,000                   $ 92.55
Daniel L. Sparks                             September 22, 2004                2,000                   $ 93.31
Marc A. Spilker                              September 22, 2004               75,000                   $ 92.95
Stephen S. Trevor                            September 22, 2004               15,000                   $ 93.51
Corrado P. Varoli                            September 22, 2004                3,884                   $ 93.41
Corrado P. Varoli                            September 22, 2004                6,600                   $ 93.40
The Patrick J. Ward 2001 Trust               September 22, 2004              250,000                   $ 93.17
C. Howard Wietschner                         September 22, 2004                  200                   $ 93.46
John S. Willian                              September 22, 2004                1,000                   $ 93.79
W. Thomas York, Jr.                          September 22, 2004                1,000                   $ 93.65
Richard J. Bronks                            September 23, 2004               20,000                   $ 92.68
Timothy B. Bunting                           September 23, 2004               25,000                   $ 93.25
Alexander C. Dibelius                        September 23, 2004               12,000                   $ 93.00
Glenn P. Earle                               September 23, 2004               15,789                   $ 93.06

   COVERED PERSON                               TRADE DATE               NUMBER OF SHARES           PRICE PER SHARE
   --------------                               ----------               ----------------           ---------------
Edward C. Forst                              September 23, 2004                5,000                   $ 92.61
Richard A. Friedman                          September 23, 2004              100,000                   $ 93.35
James S. Golob                               September 23, 2004                  100                   $ 92.79
James S. Golob                               September 23, 2004                2,400                   $ 92.77
Geoffrey T. Grant                            September 23, 2004               25,000                   $ 93.50
Geoffrey T. Grant                            September 23, 2004               20,000                   $ 92.54
David B. Heller                              September 23, 2004               25,000                   $ 92.99
Robert C. Jones                              September 23, 2004                4,000                   $ 93.25
Bradford C. Koenig                           September 23, 2004               25,000                   $ 92.83
Donald R. Mullen                             September 23, 2004                3,294                   $ 93.23
David B. Philip                              September 23, 2004                1,000                   $ 93.30
Patrick J. Ward                              September 23, 2004                2,416                   $ 92.91
Patrick J. Ward                              September 23, 2004                6,745                   $ 92.97
The Patrick J. Ward 2001 Trust               September 23, 2004              114,668                   $ 92.99
John S. Willian                              September 23, 2004                2,000                   $ 93.11
Edward C. Forst                              September 24, 2004                5,000                   $ 93.67
Enrico S. Gaglioti                           September 24, 2004                1,108                   $ 93.60
Peter C. Gerhard                             September 24, 2004               20,221                   $ 93.48
Geoffrey T. Grant                            September 24, 2004               36,084                   $ 93.61
David B. Heller                              September 24, 2004               25,000                   $ 93.50
Robert C. Jones                              September 24, 2004               17,664                   $ 93.49
Bradford C. Koenig                           September 24, 2004               25,000                   $ 93.53
David B. Philip                              September 24, 2004                1,000                   $ 93.36
Richard H. Powers                            September 24, 2004                1,631                   $ 93.44
Ivan Ross                                    September 24, 2004                1,500                   $ 93.30
Harvey M. Schwartz                           September 24, 2004                5,000                   $ 93.55
Steven H. Strongin                           September 24, 2004               10,211                   $ 93.47
C. Howard Wietschner                         September 24, 2004                  200                   $ 93.34
Jon Winkelried                               September 24, 2004               32,242                   $ 93.32
Stuart N. Bernstein                          September 27, 2004                  500                   $ 93.02
James S. Golob                               September 27, 2004                2,500                   $ 93.12
Geoffrey T. Grant                            September 27, 2004               11,063                   $ 93.00
Anthony D. Lauto                             September 27, 2004               25,000                   $ 93.18
Michael D. Ryan                              September 27, 2004               12,500                   $ 92.86
Steven H. Strongin                           September 27, 2004                5,000                   $ 92.81
Frank T. Connor                              September 28, 2004               27,023                   $ 92.77
David J. Greenwald                           September 28, 2004                1,000                   $ 93.15
Dan H. Jester                                September 28, 2004                5,000                   $ 93.03
Anthony D. Lauto                             September 28, 2004               47,292                   $ 92.42
Ralph F. Rosenberg                           September 28, 2004               46,442                   $ 92.23
Ivan Ross                                    September 28, 2004                1,000                   $ 93.04
Bradley I. Abelow                            September 29, 2004               10,000                   $ 93.00
Armando A. Diaz                              September 29, 2004                8,000                   $ 93.23
David B. Philip                              September 29, 2004                4,000                   $ 93.16
Stuart M. Rothenberg                         September 29, 2004               50,000                   $ 92.71
Michael D. Ryan                              September 29, 2004                5,000                   $ 92.75
Harvey M. Schwartz                           September 29, 2004                5,000                   $ 93.00
Armando A. Diaz                              September 30, 2004                8,871                   $ 92.72

   COVERED PERSON                               TRADE DATE               NUMBER OF SHARES           PRICE PER SHARE
   --------------                               ----------               ----------------           ---------------
Robert R. Gheewalla                          September 30, 2004                5,000                   $ 93.03
John S. Willian                              September 30, 2004                1,000                   $ 93.06
Timothy B. Bunting                            October 1, 2004                  3,254                   $ 93.58
E. Gerald Corrigan                            October 1, 2004                  5,000                   $ 94.18
Philip M. Darivoff                            October 1, 2004                 10,000                   $ 94.49
Kevin W. Kennedy                              October 1, 2004                 25,000                   $ 93.85
Bradford C. Koenig                            October 1, 2004                 25,000                   $ 93.90
Eric S. Lane                                  October 1, 2004                    339                   $ 94.59
David B. Philip                               October 1, 2004                  2,000                   $ 94.05
Ivan Ross                                     October 1, 2004                  1,000                   $ 94.06
J. Michael Sanders                            October 1, 2004                  7,500                   $ 94.47
Gary B. Schermerhorn                          October 1, 2004                 19,416                   $ 93.90
Richard G. Sherlund                           October 1, 2004                 20,000                   $ 94.07
Michael M. Smith                              October 1, 2004                  1,000                   $ 94.00
Daniel L. Sparks                              October 1, 2004                  1,539                   $ 94.13
W. Thomas York, Jr.                           October 1, 2004                  1,000                   $ 94.51
Charles W.A. Bott                             October 4, 2004                  6,000                   $ 95.26
Lawrence V. Calcano                           October 4, 2004                 25,000                   $ 95.00
Frank L. Coulson, Jr.                         October 4, 2004                  5,000                   $ 95.23
Paul S. Efron                                 October 4, 2004                 10,000                   $ 95.35
Kenneth W. Hitchner                           October 4, 2004                  9,316                   $ 95.00
Eric S. Lane                                  October 4, 2004                    303                   $ 95.20
Barry A. Mannis                               October 4, 2004                  3,000                   $ 94.89
Audrey A. McNiff                              October 4, 2004                  1,000                   $ 95.00
David B. Philip                               October 4, 2004                  1,000                   $ 95.17
Richard M. Ruzika                             October 4, 2004                 50,000                   $ 94.70
J. Michael Sanders                            October 4, 2004                  7,500                   $ 95.17
Richard G. Sherlund                           October 4, 2004                 20,000                   $ 94.81
Michael M. Smith                              October 4, 2004                  3,000                   $ 94.91
Todd A. Williams                              October 4, 2004                 29,710                   $ 95.26
John S. Willian                               October 4, 2004                  2,000                   $ 94.90
W. Thomas York, Jr.                           October 4, 2004                  1,000                   $ 95.00
Brahm S. Cramer                               October 5, 2004                 15,000                   $ 94.70
Jay S. Dweck                                  October 5, 2004                  4,840                   $ 94.90
Geoffrey T. Grant                             October 5, 2004                 25,000                   $ 94.95
David L. Henle                                October 5, 2004                  4,848                   $ 95.00
John W. McMahon                               October 5, 2004                 15,000                   $ 95.00
Michael M. Smith                              October 5, 2004                  3,500                   $ 94.93
John S. Willian                               October 5, 2004                  1,000                   $ 95.00
Bradley I. Abelow                             October 6, 2004                 10,000                   $ 95.00
Gary D. Cohn                                  October 6, 2004                 40,352                   $ 95.19
Philip M. Darivoff                            October 6, 2004                 10,000                   $ 94.87
Peter C. Gerhard                              October 6, 2004                 10,000                   $ 95.51
David J. Greenwald                            October 6, 2004                  1,500                   $ 94.58
Celeste A. Guth                               October 6, 2004                  1,500                   $ 95.00
George N. Mattson                             October 6, 2004                  2,500                   $ 95.18

   COVERED PERSON                               TRADE DATE               NUMBER OF SHARES           PRICE PER SHARE
   --------------                               ----------               ----------------           ---------------
John W. McMahon                               October 6, 2004                 10,000                   $ 95.04
David B. Philip                               October 6, 2004                  1,000                   $ 95.18
Michael M. Smith                              October 6, 2004                  3,000                   $ 94.53
Hugo H. Van Vredenburch                       October 6, 2004                 25,000                   $ 94.07
Hugo H. Van Vredenburch                       October 6, 2004                 25,000                   $ 94.62
John S. Willian                               October 6, 2004                  3,000                   $ 95.02
Edward C. Forst                               October 7, 2004                 20,000                   $ 95.25
Paul M. Russo                                 October 7, 2004                  1,500                   $ 94.93
Michael M. Smith                              October 7, 2004                  1,000                   $ 95.30
John S. Willian                               October 7, 2004                  1,000                   $ 95.10
Paolo Zannoni                                 October 7, 2004                  5,000                   $ 95.00
Philip M. Darivoff                            October 8, 2004                 10,000                   $ 94.37
Bradford C. Koenig                            October 8, 2004                 25,000                   $ 94.77
John A. Mahoney                               October 8, 2004                  7,000                   $ 94.80
Kathy M. Matsui                               October 8, 2004                  6,000                   $ 95.00
Chambolle Limited                             October 8, 2004                 63,339                   $ 94.76
Ivan Ross                                     October 8, 2004                  1,000                   $ 94.86
Michael M. Smith                              October 8, 2004                  2,500                   $ 95.06
HJS2 Limited                                  October 8, 2004                  5,000                   $ 94.85
HJS2 Limited                                  October 8, 2004                  5,000                   $ 95.00
Mark R. Tercek                                October 8, 2004                 20,000                   $ 94.05
John S. Willian                               October 8, 2004                  1,779                   $ 94.52
W. Thomas York, Jr.                           October 8, 2004                  1,000                   $ 95.00
Charles W.A. Bott                             October 11, 2004                 4,000                   $ 94.61
John J. Bu                                    October 11, 2004                11,262                   $ 94.30
Richard M. Campbell-Breeden                   October 11, 2004                 1,701                   $ 94.54
Geoffrey T. Grant                             October 11, 2004                17,567                   $ 94.60
David B. Heller                               October 11, 2004                20,000                   $ 94.64
Charles G. R. Manby                           October 11, 2004                 8,000                   $ 94.12
Duncan L. Niederauer                          October 11, 2004                 1,000                   $ 94.60
Duncan L. Niederauer                          October 11, 2004                 1,000                   $ 94.71
Duncan L. Niederauer                          October 11, 2004                 1,067                   $ 94.58
David B. Philip                               October 11, 2004                   500                   $ 94.65
Michael M. Smith                              October 11, 2004                   500                   $ 94.80
Stuart N. Bernstein                           October 12, 2004                   500                   $ 94.67
Craig W. Broderick                            October 12, 2004                10,000                   $ 94.50
Michael D. Daffey                             October 12, 2004                12,990                   $ 93.50
Geoffrey T. Grant                             October 12, 2004                25,000                   $ 93.75
Geoffrey T. Grant                             October 12, 2004                25,000                   $ 94.00
William L. Jacob III                          October 12, 2004                   200                   $ 94.48
William L. Jacob III                          October 12, 2004                 7,300                   $ 94.45
John A. Mahoney                               October 12, 2004                 7,000                   $ 94.71
W. Thomas York, Jr.                           October 12, 2004                 2,000                   $ 93.25
Peter C. Aberg                                October 13, 2004                 7,500                   $ 94.52
Frank L. Coulson, Jr.                         October 13, 2004                 5,000                   $ 95.00
David J. Greenwald                            October 13, 2004                 1,000                   $ 95.04
Celeste A. Guth                               October 13, 2004                 1,000                   $ 95.00
Douglas W. Kimmelman                          October 13, 2004                 5,000                   $ 95.00
John A. Mahoney                               October 13, 2004                 7,000                   $ 95.00
David B. Philip                               October 13, 2004                 1,500                   $ 95.00
J. Michael Sanders                            October 13, 2004                10,000                   $ 94.96

   COVERED PERSON                               TRADE DATE               NUMBER OF SHARES           PRICE PER SHARE
   --------------                               ----------               ----------------           ---------------
Eiji Ueda                                     October 13, 2004                 5,000                   $ 95.00
Corrado P. Varoli                             October 13, 2004                   100                   $ 94.80
Corrado P. Varoli                             October 13, 2004                   200                   $ 94.83
Corrado P. Varoli                             October 13, 2004                   800                   $ 94.85
Corrado P. Varoli                             October 13, 2004                 1,575                   $ 94.87
Corrado P. Varoli                             October 13, 2004                 2,300                   $ 94.84
Corrado P. Varoli                             October 13, 2004                 2,600                   $ 94.82
Corrado P. Varoli                             October 13, 2004                 4,000                   $ 94.81
David M. Weil                                 October 13, 2004                 5,000                   $ 95.14
W. Thomas York, Jr.                           October 13, 2004                 2,000                   $ 94.71
Sharmin Mossavar-Rahmani                      October 14, 2004                15,000                   $ 92.61
Terence M. O'Toole                            October 14, 2004                22,906                   $ 94.07
Terence M. O'Toole                            October 14, 2004                   500                   $ 94.00
Paul M. Russo                                 October 14, 2004                 1,000                   $ 93.04
Frank L. Coulson, Jr.                         October 15, 2004                10,000                   $ 93.73
Philip M. Darivoff                            October 15, 2004                10,000                   $ 94.06
Jeffrey B. Goldenberg                         October 15, 2004                 1,000                   $ 94.00
Frank J. Governali                            October 15, 2004                 5,009                   $ 93.87
Dan H. Jester                                 October 15, 2004                 5,000                   $ 94.04
Robert C. Jones                               October 15, 2004                 1,406                   $ 93.64
Robert C. Jones                               October 15, 2004                 2,000                   $ 93.15
Robert C. Jones                               October 15, 2004                 2,000                   $ 93.45
Eric S. Lane                                  October 15, 2004                 1,000                   $ 94.24
Timothy J. O'Neill                            October 15, 2004                10,000                   $ 93.44
Terence M. O'Toole                            October 15, 2004               115,800                   $ 94.02
Ivan Ross                                     October 15, 2004                 1,000                   $ 94.12
Paul M. Russo                                 October 15, 2004                   750                   $ 94.09
Howard B. Schiller                            October 15, 2004                10,000                   $ 93.57
Richard G. Sherlund                           October 15, 2004                50,000                   $ 94.01
Michael M. Smith                              October 15, 2004                 3,000                   $ 94.07
David J. Greenwald                            October 18, 2004                 1,000                   $ 93.84
Terry P. Hughes                               October 18, 2004                 8,547                   $ 94.16
Sharmin Mossavar-Rahmani                      October 18, 2004                10,000                   $ 93.87
L. Peter O'Hagan                              October 18, 2004                 2,000                   $ 93.89
Michael D. Ryan                               October 18, 2004                 2,211                   $ 94.16
Michael M. Smith                              October 18, 2004                 1,000                   $ 94.16
Michael M. Smith                              October 18, 2004                 1,000                   $ 94.27
HJS2 Limited                                  October 18, 2004                 2,500                   $ 94.16
HJS2 Limited                                  October 18, 2004                 2,500                   $ 94.25
Dean C. Backer                                October 19, 2004                 2,200                   $ 94.17
Richard J. Bronks                             October 19, 2004                17,700                   $ 95.00
Christopher A. Cole                           October 19, 2004                10,000                   $ 94.83
Alexander C. Dibelius                         October 19, 2004                15,000                   $ 94.25
Isabelle Ealet                                October 19, 2004                   400                   $ 93.86
Isabelle Ealet                                October 19, 2004                 1,000                   $ 93.83
Isabelle Ealet                                October 19, 2004                 3,600                   $ 93.82
Paul S. Efron                                 October 19, 2004                15,000                   $ 94.49
Peter C. Gerhard                              October 19, 2004                15,000                   $ 94.94
Peter Hollmann                                October 19, 2004                 1,000                   $ 94.25
Mark J. Kogan                                 October 19, 2004                22,965                   $ 94.76
John W. McMahon                               October 19, 2004                 7,000                   $ 93.41
L. Peter O'Hagan                              October 19, 2004                 2,000                   $ 94.16
Paul M. Russo                                 October 19, 2004                 1,000                   $ 94.94

   COVERED PERSON                               TRADE DATE               NUMBER OF SHARES           PRICE PER SHARE
   --------------                               ----------               ----------------           ---------------
Michael M. Smith                              October 19, 2004                 1,000                   $ 94.96
Esta E. Stecher                               October 19, 2004                40,000                   $ 94.29
HJS2 Limited                                  October 19, 2004                 2,500                   $ 94.25
HJS2 Limited                                  October 19, 2004                 2,500                   $ 94.50
HJS2 Limited                                  October 19, 2004                 2,500                   $ 94.75
HJS2 Limited                                  October 19, 2004                 2,500                   $ 95.00
Eiji Ueda                                     October 19, 2004                10,000                   $ 95.00
Matthew Westerman                             October 19, 2004                 2,948                   $ 94.13
W. Thomas York, Jr.                           October 19, 2004                 2,000                   $ 95.00
Paolo Zannoni                                 October 19, 2004                 5,000                   $ 94.50
E. Gerald Corrigan                            October 20, 2004                 7,500                   $ 91.59
John W. McMahon                               October 20, 2004                 7,000                   $ 91.62
L. Peter O'Hagan                              October 20, 2004                 3,000                   $ 92.25
Eric S. Schwartz                              October 20, 2004                20,000                   $ 92.15
C. Howard Wietschner                          October 20, 2004                   200                   $ 92.14
Susan A. Willetts                             October 20, 2004                 7,500                   $ 91.85
Robert R. Gheewalla                           October 21, 2004                 7,000                   $ 93.00
David B. Heller                               October 21, 2004                15,000                   $ 93.03
Peter Hollmann                                October 21, 2004                 2,500                   $ 92.00
Kevin W. Kennedy                              October 21, 2004                25,000                   $ 93.11
John W. McMahon                               October 21, 2004                 7,000                   $ 92.33
Audrey A. McNiff                              October 21, 2004                 5,000                   $ 93.18
Sanjeev K. Mehra                              October 21, 2004                10,000                   $ 93.00
L. Peter O'Hagan                              October 21, 2004                 3,000                   $ 93.00
Andrea Ponti                                  October 21, 2004                   300                   $ 93.10
Andrea Ponti                                  October 21, 2004                   600                   $ 93.02
Andrea Ponti                                  October 21, 2004                   800                   $ 93.09
Andrea Ponti                                  October 21, 2004                   900                   $ 93.08
Andrea Ponti                                  October 21, 2004                 1,900                   $ 92.99
Andrea Ponti                                  October 21, 2004                 2,200                   $ 92.98
Andrea Ponti                                  October 21, 2004                 2,800                   $ 93.05
Andrea Ponti                                  October 21, 2004                 4,037                   $ 93.00
Charlotte P. Ransom                           October 21, 2004                20,000                   $ 93.00
Stuart M. Rothenberg                          October 21, 2004                40,000                   $ 92.56
Paul M. Russo                                 October 21, 2004                   500                   $ 93.00
Paul M. Russo                                 October 21, 2004                   500                   $ 93.84
Eric S. Schwartz                              October 21, 2004                15,000                   $ 93.09
Steven M. Scopellite                          October 21, 2004                 6,000                   $ 93.00
Michael M. Smith                              October 21, 2004                 8,500                   $ 93.04
Hugo H. Van Vredenburch                       October 21, 2004                 3,551                   $ 93.00
Hugo H. Van Vredenburch                       October 21, 2004                51,896                   $ 93.00

The following sales of Other Shares were made by private charitable foundations or estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

   COVERED PERSON                             TRADE DATE                   NUMBER OF SHARES           PRICE PER SHARE
   --------------                             ----------                   ----------------           ---------------
Kevin W. Kennedy                                July 20, 2004                    2,000                     $ 87.25
Bradley I. Abelow                               July 21, 2004                    5,000                     $ 89.25
Abby Joseph Cohen                               July 21, 2004                      100                     $ 90.29
Kevin W. Kennedy                                July 21, 2004                    2,000                     $ 89.70
E. Gerald Corrigan                              July 22, 2004                    4,850                     $ 87.19
E. Gerald Corrigan                              July 22, 2004                    4,850                     $ 87.19
Bradley I. Abelow                               July 23, 2004                    3,500                     $ 87.48
Paul S. Efron                                   July 23, 2004                    4,000                     $ 86.81
Bradley I. Abelow                             September 22, 2004                13,500                     $ 94.00
E. Gerald Corrigan                            September 22, 2004                 2,500                     $ 93.49
Ryan D. Limaye                                September 22, 2004                 2,000                     $ 93.60
Ryan D. Limaye                                September 22, 2004                 6,762                     $ 93.51
Marc A. Spilker                               September 22, 2004                12,710                     $ 93.66
Sharmin Mossavar-Rahmani                      September 23, 2004                10,000                     $ 93.00
Sharmin Mossavar-Rahmani                      September 24, 2004                10,000                     $ 92.92
Geoffrey T. Grant                             September 27, 2004                 7,500                     $ 92.36
Sharmin Mossavar-Rahmani                      September 27, 2004                10,000                     $ 92.79
Abby Joseph Cohen                             September 29, 2004                   100                     $ 93.39
Josephine Linden                              September 30, 2004                   200                     $ 93.19
Sharmin Mossavar-Rahmani                      September 30, 2004                10,000                     $ 92.59
Kevin W. Kennedy                               October  1, 2004                  2,000                     $ 93.95
Henry M. Paulson, Jr.                          October  1, 2004                  8,750                     $ 94.00
Frank L. Coulson, Jr.                          October  4, 2004                  5,000                     $ 95.23
David L. Henle                                 October  4, 2004                  2,100                     $ 95.21
Abby Joseph Cohen                              October  6, 2004                    500                     $ 94.82
Robert S. Kaplan                               October 11, 2004                 10,000                     $ 94.04
Douglas W. Kimmelman                           October 13, 2004                  3,000                     $ 95.00
Terence M. O'Toole                             October 14, 2004                 22,900                     $ 94.07
Terence M. O'Toole                             October 15, 2004                 27,100                     $ 94.00
E. Gerald Corrigan                             October 20, 2004                  5,000                     $ 91.59
E. Gerald Corrigan                             October 20, 2004                  6,000                     $ 91.59
Kevin W. Kennedy                               October 21, 2004                  3,000                     $ 93.82

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                    NUMBER                                   NUMBER        NUMBER
                                                      OF                          SALES     OF SHARES     OF SHARES
   COVERED PERSON          DATE OF EXERCISE         OPTIONS     STRIKE PRICE      PRICE       SOLD        RETAINED
   --------------          ----------------         -------     ------------      -----       ----        --------
John D. Campbell             July 15, 2004           1,000         $53.00          $88.86       1,000         0
Shigeki Kiritani             July 15, 2004          10,863         $53.00          $88.86      10,863         0
Robert A. McTamaney          July 15, 2004          15,098         $53.00          $88.86      15,098         0

                                                  NUMBER                                  NUMBER        NUMBER
                                                    OF                        SALES     OF SHARES     OF SHARES
   COVERED PERSON         DATE OF EXERCISE        OPTIONS     STRIKE PRICE    PRICE       SOLD        RETAINED
   --------------         ----------------        -------     ------------    -----       ----         --------
John D. Campbell          July 16, 2004            1,000         $53.00       $87.90       1,000          0
John D. Campbell          July 19, 2004            1,500         $53.00       $87.34       1,500          0
Barry A. Mannis           July 21, 2004           10,000         $53.00       $89.24      10,000          0
Greg W. Tebbe             July 21, 2004           12,356         $53.00       $89.37      12,356          0
John D. Campbell          July 23, 2004            1,500         $53.00       $87.13       1,500          0
Steven H. Strongin      September 23, 2004        10,000         $53.00       $92.96      10,000          0
Ashok Varadhan          September 23, 2004        75,559         $53.00       $92.96      75,559          0
Marcus Schenck          September 24, 2004         2,000         $ 0.00       $93.46       2,000          0
Kathy M. Matsui         September 27, 2004        12,000         $53.00       $92.74      12,000          0
Marcus Schenck          September 27, 2004         2,000         $ 0.00       $92.74       2,000          0
Barry A. Mannis         September 28, 2004         3,000         $53.00       $92.52       3,000          0
Christopher Grigg       September 29, 2004        20,000         $53.00       $92.87      20,000          0
Peter Hollmann           October 1, 2004           2,500         $ 0.00       $93.80       2,500          0
Barry A. Mannis          October 5, 2004           4,000         $53.00       $94.67       4,000          0
Marcus Schenck           October 7, 2004           3,000         $ 0.00       $94.58       3,000          0
Timothy B. Bunting       October 13, 2004         60,000         $53.00       $94.69      60,000          0
Timothy B. Bunting       October 14, 2004         30,000         $53.00       $93.15      30,000          0
David A. Kaplan          October 14, 2004         37,542         $53.00       $93.15      37,542          0
David A. Kaplan          October 14, 2004          9,435         $82.88       $93.15       9,435          0
Marcus Schenck           October 20, 2004          3,000         $ 0.00       $91.88       3,000          0

The following charitable contributions of shares of Common Stock or transfers of shares of Common Stock to family members were made by the following Covered
Persons:


                                                               Number of
  Covered Person                     Transfer Date               Shares
  --------------                     -------------             ---------
Daniel L. Sparks                     July 21, 2004                1,000
Kendrick R. Wilson III               July 23, 2004                  600
Robert C. King, Jr.                  August 4, 2004               3,000
W. Thomas York, Jr.                September 17, 2004            16,500
Robert C. King, Jr.                September 22, 2004             2,680
Audrey A. McNiff                   September 23, 2004               500
Jay S. Dweck                       September 24, 2004               703
Theresa E. McCabe                  September 27, 2004             9,562
Michael A. Troy                    September 28, 2004               210
David J. Greenwald                 September 29, 2004               300
John S. Willian                    September 30, 2004             1,000
Jay S. Dweck                        October 5, 2004                 212
Kendrick R. Wilson III              October 5, 2004               1,500
Mark R. Tercek                      October 8, 2004               1,000
J. Michael Sanders                  October 13, 2004                700
Eric S. Lane                        October 15, 2004                 97
Michael J. Carr*                    October 19, 2004              1,100

* Charitable contribution by a private foundaton established by the Covered Person.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                            Call Written         Number
                              or Put               of               Strike
Covered Person               Purchased           Shares             Price        Maturity Date         Transaction Date
--------------              ------------         ------             ------       -------------         ----------------
Randolph L. Cowen           Call Written         15,000              $90.00    January 22, 2005       September 22, 2004
Randolph L. Cowen           Call Written         15,000              $95.00    January 22, 2005       September 22, 2004
Randolph L. Cowen           Call Written         20,000             $100.00    January 22, 2005       September 22, 2004
Peter C. Gerhard            Call Written          9,600              $95.00    January 22, 2005       September 22, 2004
Peter C. Aberg              Call Written         10,000             $100.00    January 22, 2005       September 23, 2004
Paul S. Efron               Call Written         10,000              $95.00    January 22, 2005        October 4, 2004
Peter C. Gerhard            Call Written         15,400              $95.00    January 22, 2005        October 4, 2004
Barry A. Mannis             Call Written          3,000              $95.00    January 22, 2005        October 4, 2004
Jeffrey M. Moslow           Call Written          3,500             $100.00    January 22, 2005        October 4, 2004
George W. Wellde, Jr.       Call Written         20,000              $95.00    January 22, 2005        October 4, 2004
Greg W. Tebbe               Call Written         12,500              $95.00    January 22, 2005        October 5, 2004
George N. Mattson           Call Written          2,500              $90.00    January 22, 2005        October 6, 2004
George N. Mattson           Call Written          2,500              $95.00    January 22, 2005        October 6, 2004
George N. Mattson           Call Written          2,600             $100.00    January 22, 2005        October 6, 2004
H. John Gilbertson, Jr.     Call Written         20,000              $95.00    January 22, 2005        October 7, 2004
HJS2 Limited                Call Written         20,000              $95.00    January 22, 2005        October 7, 2004
HJS2 Limited                Call Written         20,000             $100.00    January 22, 2005        October 7, 2004
Mark R. Tercek              Call Written         20,000              $95.00    January 22, 2005        October 8, 2004
Mark R. Tercek              Call Written         20,000             $100.00    January 22, 2005        October 8, 2004
E. Gerald Corrigan          Call Written        125,000             $100.00    January 21, 2006        October 20, 2004
E. Gerald Corrigan         Put Purchased        125,000              $90.00    January 21, 2006        October 20, 2004
C. Howard Wietschner        Call Written            500              $90.00    December 18, 2004       October 20, 2004
Susan A. Willetts           Call Written          7,500              $90.00    January 22, 2005        October 20, 2004
Susan A. Willetts           Call Written         15,000              $95.00     April 16, 2005         October 20, 2004
Sanjeev K. Mehra            Call Written         50,000             $100.00    January 22, 2005        October 21, 2004

Estate planning entities (which are not Reporting Entities) established by the following Covered Persons have written American-style standardized call options or purchased American-Style standardized put options on Other Shares with the following terms:


                            Call Written         Number
                              or Put               of               Strike
Covered Person               Purchased           Shares             Price        Maturity Date         Transaction Date
--------------              ------------         ------             ------       -------------         ----------------
Andrew M. Gordon           Call Written         15,000            $100.00       April 16, 2005       September 29, 2004
Andrew M. Gordon           Call Written         15,000            $105.00       April 16, 2005       September 29, 2004
Andrew M. Gordon           Call Written          1,500            $100.00       April 16, 2005        October 4, 2004
Andrew M. Gordon           Call Written          1,500            $105.00       April 16, 2005        October 4, 2004


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2004

                                                     By: /s/ Beverly L. O'Toole
                                                         ----------------------
                                                     Name: Beverly L. O'Toole
                                                     Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                                               Description
-------                                                               -----------
A.                  Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to
                    Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

B.                  Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit
                    H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

C.                  Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman
                    Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed
                    June 21, 2000 (File No. 005-56295)).

D.                  Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
                    (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000
                    (File No. 005-56295)).

E.                  Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

F.                  Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
                    March 29, 2001 (File No. 005-56295)).

G.                  Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit
                    AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

H.                  Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit
                    4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

I.                  Form of Power of Attorney executed by Covered Persons participating in the Channel A Sales Program (incorporated by reference to Exhibit BB to Amendment No. 27 to the Initial Schedule 13D, filed June 20, 2002 (File No.
                    005-56295)).

J.                  Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit
                    4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

K.                  Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

L.                  Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit
                    4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

M.                  Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004
                    (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June 22, 2004
                    (File No. 005-56295)).
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